UNITED STATES
SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year end 12/31/2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQURIED)

For the transition period from                            to

Commission file number 000-26335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

To the Plan Advisory Committee of the
Team Financial, Inc. Employees’ Stock
Ownership Plan of Team Financial, Inc:

We have audited the accompanying statements of net assets available for plan benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2002, 2001, and 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years ended December 31, 2002, 2001, and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 6, 2003

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Cash	$162,014	145,716
Investments, at fair value:
Common stocks:
Team Financial, Inc.	11,550,110	10,116,898
Other	389,310	592,313
U. S. government agency obligations	—	69,698
Interest and dividends receivable	68,381	59,493

Net assets available for plan benefits	$12,169,815	10,984,118

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

 Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Additions to net assets attributed to:
Appreciation (depreciation) in fair value of investments	$1,658,661	1,744,679	(2,496,650)
Dividend income	260,379	249,237	257,372
Contributions from employer	375,000	375,000	340,500
Interest income	3,744	13,403	26,574
Transfers from other plan	—	—	53,910

Net additions	2,297,784	2,382,319	(1,818,294)

Deductions from net assets attributed to:
Distributions to participants	1,112,073	1,182,000	1,148,826
Administrative expenses	14	15	22

Total deductions	1,112,087	1,182,015	1,148,848

Increase (decrease) in net assets available for plan benefits	1,185,697	1,200,304	(2,967,142)

Net assets available for plan benefits:
Beginning of year	10,984,118	9,783,814	12,750,956

End of year	$12,169,815	10,984,118	9,783,814

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                 Summary of Significant Accounting Policies

Organization

The Team Financial, Inc. Employees’ Stock Ownership Plan (the Plan) has been adopted by Team Financial, Inc. and its affiliates: TeamBank N.A., and Colorado National Bank. The Plan is administered by the Company as Plan Administrator and Trustee.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America and present net assets available for plan benefits and changes in those net assets. Dividend income is accrued on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan Administrator has amended the Plan to conform to the Tax Reform Act of 1986 and has requested a determination letter from the Internal Revenue Service. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan, as amended.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)                                 Investment Policy and Contributions

Contributions to fund the Plan are determined by Team Financial’s Board of Directors. Contributions may be made in cash, common stock, or other investments as determined by the Board of Directors. Team Financial may make a contribution up to 15% of the compensation paid to participating employees during the Plan year. Pursuant to certain limitations set forth in the Internal Revenue Code, Team Financial may contribute additional amounts of up to 10% of the total compensation of all participants to apply to a principal repayment on the borrowings incurred for the purpose of acquiring common stock, and/or an amount without limitation if it is to be applied to the repayment of interest on borrowings incurred for the purpose of acquiring common stock.

The Plan does not permit contributions by participants.

(3)                                 Provisions of the Plan

All employees are eligible to become participants of the Plan on the January 1 or July 1 following the later of six months of employment or age nineteen.

With limited exceptions, an employee must complete 1,000 hours of service during the Plan year and must be employed by the employer on the last day of the Plan year to be entitled to an allocation of Team Financial contributions. Contributions are allocated based upon vesting percentages as shown below:

Years of service	Percent of vested interest

Less than 3 years	—%
3 years	20
4 years	40
5 years	60
6 years	80
7 years or more	100

Participants are eligible for benefit distributions following death, disability, retirement, or other termination of employment.  When a participant’s employment is terminated because of retirement, permanent disability, or death, then, unless the participant elects otherwise, the distributions of the participant’s account must commence not later that one-year after the close of the Plan year in which the event occurs.  When a participant’s employment is terminated for any other reason, the form of the distribution depends on the balance in the participant’s account.  If the vested balance is less than $5,000, the Plan will distribute that amount, in a lump sum, in the Plan year following the Plan year in which the participant terminates.  If the vested account balance exceeds $5,000, then, unless the participant elects otherwise, the Plan will generally commence distributions of such amount in the Plan year following the date of termination.  Distributions may be in a lump sum or installments.  Generally, the portion of a participant’s account invested in Team Financial common stock will be distributed in the form of Team Financial common stock, and the remaining portion of the participant’s account will be distributed at the participant’s election, either in the form of Team Financial common stock or cash.  Additionally, vested benefits may be paid to a participant if the participant reaches age sixty or if the participant reaches age fifty-five and has participated in the Plan for at least ten years.

Forfeitures are allocated to the account of each participant in the same manner as Company contributions.

(4)                                 Investments

The Plan’s investments are stated at fair value as determined by quoted market prices.

The following presents the investment that represented 5% or more of the Plan’s net assets:

	2002	2001

Team Financial, Inc. common stock	$11,550,110	10,116,898

The investment in Team Financial common stock represents approximately 29% and 28% of the outstanding common stock of Team Financial at December 31, 2002 and 2001, respectively. During the year ended December 31, 2002, the Plan purchased and sold 25,000 and 95,913 shares of Team Financial, Inc. common stock, a party-in-interest to the Plan.

During 2002, 2001, and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001	2000

U. S. government agency obligations	$—	(629)	4,286
Common stock	1,658,661	1,745,308	(2,500,936)

	$1,658,661	1,744,679	(2,496,650)

Schedule 1

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Units	Description of investment	Fair value	Historical cost
	Common stock:
1,126,840	Team Financial, Inc.*	$11,550,110	5,460,839
1,000	Abbot Laboratories	40,000	37,775
600	AOL Time Warner, Inc.	7,860	40,702
500	Bristol Myers Squibb Company	11,575	35,398
1,000	Cisco Systems, Inc.	13,100	35,926
1,048	Citigroup, Inc.	36,879	36,589
400	Clorox Company	16,500	16,614
500	Coca-Cola Company	21,920	24,694
400	EMC Corporation	2,456	14,029
1,792	Exxon Mobile Corporation	62,612	66,535
500	Fannie Mae	32,165	33,976
750	Gillette Company	22,770	28,203
700	Intel Corporation	10,899	28,309
700	McDonalds Corporation	11,256	31,007
400	Merck & Co., Inc.	22,644	30,872
600	Microsoft Corporation	31,020	48,087
1,050	Pfizer, Inc.	32,099	32,960
500	SBC Communications, Inc.	13,555	25,131

	Total common stock	11,939,420	6,027,646

	Total assets held for investment purposes	$11,939,420	6,027,646

* Team Financial, Inc. is a party-in-interest to the Plan.

See accompanying independent auditors’ report.

Schedule 2

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2002

Description of assets	Purchase price	Selling price	Expense incurred with transactions	Cost of asset	Current value of asset on transaction date	Net gain
Cash equivalents	$1,532,152	—	—	1,532,152	1,532,152	—
Cash equivalents	—	1,515,854	—	1,515,854	1,515,854	—
Team Financial, Inc. common stock*	243,250	—	—	243,250	243,250	—
Team Financial, Inc. common stock*	—	823,893	—	444,403	823,893	379,490

See accompanying independent auditors’ report.

* Team Financial, Inc. is a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Paola, Kansas on June 27, 2003.

TEAM FINANCIAL, INC.

By:

/s/ Robert J. Weatherbie
Robert J. Weatherbie, Chairman
and Chief Executive Officer

/s/Michael L. Gibson
Michael L. Gibson,
President of Investments and
Chief Financial Officer

EXHIBIT INDEX

23.1	Independent Auditor Consent